

SECURIT 07001119 MISSION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StateTrust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Brickell Avenue, Suite 103
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Cimbal (305) 921-8100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 South Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David Vurgait, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StateTrust Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

President

(Title)

NOTARY PUBLIC-STATE OF FLORIDA
Lourdes Ponte
Commission # DD461753
Expires: SEP. 10, 2009
Bonded Thru Atlantic Bonding Co., Inc.

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
StateTrust Investments, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of StateTrust Investments, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StateTrust Investments, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 26, 2007

STATETRUST INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
CASH	$	1,803
SECURITIES OWNED, AT MARKET (NOTE 5)		428,627
RECEIVABLE FROM BROKER (NOTE 5)		160,027
DUE FROM AFFILIATE (NOTE 2)		1,102,917
DEPOSIT AT CLEARING BROKER (NOTE 5)		102,782
OTHER ASSETS		9,991
	$	1,806,147
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Securities sold, but not yet purchased, at market (Note 5)	$	125,726
Accounts payable and accrued liabilities		36,599
Total liabilities		162,325
STOCKHOLDER'S EQUITY		1,643,822
	$	1,806,147

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions (Note 2)	$	5,327,399
Net trading gains		187,914
Other income		900,390
Interest and dividends		10,781
Total revenues		6,426,484
EXPENSES		
Clearing costs		339,851
Commissions (Note 2)		763,192
Interest (Note 5)		38,018
Management fees (Note 2)		4,537,849
Other		59,408
Professional fees		32,328
Quotations and research		77,756
Referral fees (Note 2)		350,857
Total expenses		6,199,259
INCOME BEFORE INCOME TAXES		227,225
INCOME TAXES (NOTE 3)		-
NET INCOME	$	227,225

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock $0.001 par value: 2,000,000 shares authorized, 1,842,053 shares issued and outstanding	Additional Paid-in Capital	Accumulated Deficit	Total
Balances - December 31, 2005	$ 1,838	$ 2,288,738	$(523,979)	$ 1,766,597
Return of capital	-	(350,000)	-	(350,000)
Net income	-	-	227,225	227,225
Balances - December 31, 2006	**$ 1,838**	**$ 1,938,738**	**$(296,754)**	**$ 1,643,822**

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	227,225
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Securities owned, at market		789,780
Receivable from broker		72,985
Deposit at clearing broker	(	2,782)
Other assets	(	8,443)
Securities sold, but not yet purchased, at market	(	41,579)
Payable to broker	(	567,915)
Accounts payable and accrued liabilities	(	17,309)
Total adjustments		224,737
Net cash provided by operating activities		451,962
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net advances to affiliates	(	104,632)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Return of capital	(	350,000)
NET DECREASE IN CASH	(	2,670)
CASH - BEGINNING		4,473
CASH - ENDING	$	1,803
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	38,018
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

StateTrust Investments, Inc., (the Company) incorporated under the laws of the State of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. The Company primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 80% of the Company's customers are located in Latin America. The Company also trades equity securities for its own account and on a riskless principal basis, fixed income securities.

The Company is a wholly owned subsidiary of StateTrust Group, LLC (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commissions and clearing costs are reported on a trade date basis. Securities owned or sold, but not yet purchased are valued at market. The resulting difference between cost and market is included in the statement of operations.

Cash

The Company, during the course of operations, maintains cash balances in excess of federally insured limits.

Income Taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax basis of the Company's assets and liabilities and their financial reporting basis. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are decreased.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments

The following information is presented in compliance with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities", which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Company invests in equity-related derivative contracts (derivatives), primarily options. In the normal course of business, the Company enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company.

Generally the Company purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

The Company's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Company trades in only exchange traded derivatives.

Interest and Dividend Income Recognition

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned. Dividend income is recognized on the ex-dividend date.

Advertising

Advertising costs are expensed as incurred. Advertising expense amounted to approximately $33,000 for the year ended December 31, 2006 and is included as a component of management fees (Note 2) in the accompanying statement of operations.

Reclassification

Certain amounts classified as cash in the 2005 financial statements have been reclassified to receivable from broker in 2006. The effect of this reclassification was to change beginning cash from $233,422 to $4,473 as reflected in the accompanying statement of cash flows.

NOTE 2. RELATED PARTY TRANSACTIONS

Management Agreement

The Company has entered into a management agreement with an entity (Affiliate) that is related to the Company by virtue of common ownership. At December 31, 2006, there was $1,102,917 due from the Affiliate, unsecured and due on demand.

The Affiliate receives a management fee in consideration for rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company. For the year ended December 31, 2006, the Company had incurred approximately $4,538,000 in management fees, which are comprised of the following:

Advertising	$	33,000
Depreciation		393,000
Courier and Postage		191,000
Insurance		145,000
Professional Fees		478,000
Travel		231,000
Rent		660,000
Software		306,000
Utilities		152,000
Salaries		1,949,000
	$	4,538,000

Common Paymaster Agreement

Pursuant to a common paymaster agreement, the Company reimburses an Affiliate that is related by virtue of common ownership, for payments of commissions and referral fees paid on its behalf to registered brokers and foreign referral brokers of the Company. The registered representatives' commissions who are related parties, accounted for 87% of total commissions of $763,192. The referral brokers fees who are also related parties, accounted for 53% of total referral fees of $350,857.

Distribution Agreement

Pursuant to a distribution agreement dated July 17, 2003, the Company is the exclusive agent for the distribution of shares of the Ashport Mutual Funds (Funds). The Company is related to the Funds as it has common management. These Funds operate as diversified open-end management investment companies.

During 2006, the Company executed trades for the Funds, generating commission income and sales charges for the Company in the amount of $2,494,408. At December 31, 2006, there were no amounts due from the Funds.

NOTE 2. RELATED PARTY TRANSACTIONS (Continued)

Insurance Company

The Company is related to an insurance company by virtue of common ownership. During 2006, there was $545,902 of commissions income earned from brokerage activity on proprietary accounts of the insurance company.

NOTE 3. INCOME TAXES

The deferred tax asset at December 31, 2006 approximates $33,000, and results primarily from net operating loss carryforwards. This asset was offset by a valuation allowance of the same amount which had a net decrease during the year of $90,000. The net operating loss carryforwards of approximately $88,000 expire in the years 2020 to 2022. The effective tax rate differed from the maximum federal statutory rate of 34% principally due to the change in the deferred tax asset valuation of $90,000 and state income taxes.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2006, the Company's "Net Capital" was $441,640 which exceeded requirements by $191,640, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.08 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Pershing, whose main office is located in New Jersey. At December 31, 2006, the receivable from broker and deposit at clearing broker are with this brokerage firm. In addition, the securities owned and securities sold, but not yet purchased are held by this brokerage firm.

Interest expense related to margin balances and fixed income securities sold, but not yet purchased for the year ended December 31, 2006, amounted to $38,018.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased aggregate $125,726 at December 31, 2006. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying financial statements.

Other Off-Balance Sheet Risks

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.



SUPPLEMENTARY INFORMATION

STATETRUST INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2006

CREDITS		
Stockholder's equity	$	1,643,822
DEBITS		
Due from Affiliate		1,102,917
Other assets		9,991
Non-allowable portion of deposit at clearing broker		2,782
Total debits		1,115,690
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		528,132
HAIRCUTS ON SECURITY POSITIONS		86,492
NET CAPITAL		441,640
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $36,599		250,000
EXCESS NET CAPITAL	$	191,640
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.08 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	36,599

RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

Net capital as reported in Company's Part IIA (unaudited) Focus report	$	422,803
Net audit adjustments (primarily arising from trade date adjustments)		14,394
Decrease in non-allowable assets (primarily arising from trade date adjustments)		3,895
Decrease in haircuts		548
Net capital per above	$	441,640

See Independent Auditors' Report.

STATETRUST INVESTMENTS, INC.

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2006

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
StateTrust Investments, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of StateTrust Investments, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency (defined as a condition that exists when the design or operation of one or more controls does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis), or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 26, 2007

END